UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Viewtran Group, Inc.
(Name of Issuer)

Ordinary Shares, par value $.01 per share
(Title of Class of Securities)

89614K 10 6
(CUSIP Number)

Yong Zhao
Hoover Global Investments Limited
1501, Tower C, Skyworth Building, High Tech Industrial Park, Nanshan, Shenzhen 518057 PRC
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes)

Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hoover Global Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,197,194
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,197,194
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,197,194
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.1%
14	TYPE OF REPORTING PERSON* OO

Page 3 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Yong Zhao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,197,194
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,197,194
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,197,194
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.1%
14	TYPE OF REPORTING PERSON* IN

Page 4 of 6 Pages

Item 1.	Security and Issuer.

This statement relates to the ordinary shares, par value $.01 per share (“Ordinary Shares”), of Viewtran Group, Inc., a Cayman Islands company (the “Company”). The address of the Company's principal executive office is c/o Comtech Group, Room 1501, Tower C, Skyworth Building, High Tech Industrial Park, Nanshan, Shenzhen 518057 PRC.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed by Hoover Global Investments Limited (“Hoover”) and Yong Zhao, the sole director of Hoover.

(b) The business address of both Hoover and Mr. Zhao is Flat B 11/F Centre 600, 82 King Lam Street, Lai Chi Kok, Kowloon, Hong Kong.

(c) Hoover is in the business of making investments. Mr. Zhao is the sole director.

(d) During the past five years, neither Hoover nor Mr. Zhao have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, neither Hoover nor Mr. Zhao have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Hoover is formed in the British Virgin Islands. Mr. Zhao is a citizen of the People’s Republic of China.

Item 3.	Source and Amount of Funds and Other Consideration.

On June 30, 2015, Hoover acquired 9,701,524 Ordinary Shares from Comtech Global Investment Ltd. at $1.13 per share. Beginning in 2011 and through June 30, 2015, Hoover acquired 2,495,670 Ordinary Shares at an average price of $3.471 in the open market. Hoover used its working capital to make all such purchases.

Item 4.	Purpose of Transaction.

Hoover acquired the securities for purposes of assuming control of the Company, and intends to effect a change of the Board of Directors and management of the Company. Except for the foregoing, neither Hoover nor Mr. Zhao have any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation , involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

Page 5 of 6 Pages

(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure;

(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j) any similar action to those enumerated above.

Item 5.	Interest in Securities of the Company.

(a) Hoover owns an aggregate of 12,197,194 Ordinary Shares, representing approximately 46.1% of the total issued and outstanding Ordinary Shares, based on 26,481,819 shares outstanding on May 6, 2015, as reported in the issuer’s proxy statement for its meeting of shareholders held on May 27, 2015. Mr. Zhao has voting and dispositive power with respect to such Ordinary Shares because he is the sole director of Hoover.

(b) Except as described in Item 5(a) above, none of the reporting persons share voting or dispositive power over any Ordinary Shares. Because he is the only director of Hoover, Yong Zhao may be deemed to be the beneficial owners of such Ordinary Shares.

(c) Other than the transactions reported in Item 3 of this Schedule 13D/A, the reporting persons have not effected any transactions in the Ordinary Shares in the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by the reporting persons.

(e) Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable

Item 7.	Materials to be Filed as Exhibits.

Not Applicable

Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   August 13, 2015

HOOVER GLOBAL INVESTMENTS LIMITED

By:	/s/ Yong Zhao
Name: Yong Zhao

By:	/s/ Yong Zhao
Name: Yong Zhao

JOINT FILING AGREEMENT

In accordance with Rule 13d-k(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the ordinary shares of Viewtran Group, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 13th day of August 2015.

HOOVER GLOBAL INVESTMENTS LIMITED

By:	/s/ Yong Zhao
Name: Yong Zhao

By:	/s/ Yong Zhao
Name: Yong Zhao